Alcon Announces Settlement of Litigation Related to Femtosecond Laser Assisted Cataract Surgery Devices

Ad Hoc Announcement Pursuant to Art. 53 LR

GENEVA, February 12, 2023 – Alcon Inc. ("Alcon") (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced that it has entered into a settlement agreement with J&J Surgical Vision, Inc. to resolve their pending legal proceedings relating to femtosecond laser assisted cataract surgery devices, including Alcon’s LenSx® device, which Alcon acquired as part of its purchase of LenSx Lasers, Inc. in 2010. As part of the resolution of this matter, the parties have exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon will make a one-time payment to J&J Surgical Vision, Inc. of USD 199 million for those rights and to resolve various worldwide intellectual property disputes relating to this matter.

About Alcon

Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care.

Investor Relations
Dan Cravens
Allen Trang
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

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Steven Smith
+ 41 589 112 111 (Geneva)
+ 1 817 551 8057 (Fort Worth)
globalmedia.relations@alcon.com